Exhibit (12)

Bausch & Lomb Incorporated
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts In Millions)

	December 30, 2006	December 31, 2005
Income before Income Taxes and Minority Interest	$67.5	$246.4
Fixed Charges	74.4	53.8
Current Period Amortization of Capitalized Interest	0.5	0.6
Capitalized Interest	(0.7)	-
Total Earnings as Adjusted	$141.7	$300.8
Fixed Charges
Interest (Including Interest Expense and Capitalized Interest)	$72.8	$52.8
Portion of Rents Representative of the Interest Factor	1.6	1.0
Total Fixed Charges	$74.4	$53.8
Ratio of Earnings to Fixed Charges	1.9	5.6